Via Facsimile and U.S. Mail
Mail Stop 6010

November 6, 2006

Mr. J. Michael Lauer
Executive Vice President and Chief Financial Officer
MGIC Investment Corporation
MGIC Plaza
250 East Kilbourn Avenue,
Milwaukee, WI 53202

Re: MGIC Investment Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File No. 001-10816

Dear Mr. Lauer:

We have completed our review of your Form 10-K and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief